DENVER, COLORADO - MAY 5, 1997	#97-011
11:00 AM MST


CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
ANNOUNCES US$45 MILLION FINANCING COMMITMENT

Consolidated Nevada Goldfields Corporation (CNGC) announced
 today that the
Company has received a commitment from Standard New York, Inc. and Standard Bank London Limited (Standard) to make available US$45 million in credit facilities for the restructuring of the Company's existing bank debt and the provision of a comprehensive hedging facility. Standard forms a part of the Standard Bank Group based in Johannesburg, South Africa, one of the largest banking groups in Africa. The Group has extensive merchant-banking facilities and world-wide experience.

The commitment by Standard is subject to certain conditions; primarily satisfactory completion of legal and engineering due-diligence reviews of the Company's six operating mines and negotiation of definitive documentation, including the specific terms of certain coverage ratios and covenants. Due diligence will commence May 5, 1997 and is planned to take approximately six to
eight weeks.   Definitive documentation and settlement of the terms and
conditions are expected to be completed within the same period of time.

The commitment would provide US$30 million in term debt to be repaid over five years and bear interest at LIBOR plus 2.25 percent. The proceeds from the term debt are to be used to refinance the Company's existing high-interest Mexican bank debt and the Company's remaining balance on its gold loan with Internationale Nederlanden Capital Corporation (ING) and for general corporate purposes.

When consummated, the credit facility would provide a US$15 million credit facility to underpin a 400,000 gold-equivalent ounce hedging facility.

Both the term debt and hedging facility would be corporate debt secured by the assets of the corporation.


The Company has pursued a debt restructuring as previously announced and the effect of the proposed restructuring is expected to significantly reduce the Company's interest expense primarily with respect to its Mexican debt.

Alex Bissett, President and Chief Executive Officer, stated he was pleased to be
working with Standard and felt the opportunity to reduce the high borrowing cost for the Company was a major step in the ongoing effort to transform
 CNGC into a
profitable mid-sized mining company.


Consolidated Nevada Goldfields Corporation is a Denver based multi-national
mining company with six producing mines and over 1,500 employees. The Company has proven and probable reserves of 560,000 ounces of gold, 47 million ounces of silver and 27 million pounds of copper. The Company currently trades on the Toronto exchange under the symbol KNV, on NASDAQ under the symbol KNVCF and on the Stuttgart, Frankfurt and Berlin exchanges, under the symbol CNV.


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